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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                         Thermo BioAnalysis Corporation
                           (Name of Subject Company)

                         Thermo BioAnalysis Corporation
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  88355H 10 8
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Arnold N. Weinberg
                        Member of the Special Committee
                           of the Board of Directors
                           c/o Richard A. Soden, Esq.
                            James A. Matarese, Esq.
                          Goodwin, Procter & Hoar llp
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000
 (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                With copies to:

                             Richard A. Soden, Esq.
                            James A. Matarese, Esq.
                          Goodwin, Procter & Hoar llp
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000

    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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

Item 1. Subject Company Information.

   The name of the subject company is Thermo BioAnalysis Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 504 Airport Road, Santa Fe, New Mexico 87504-2108 and its phone number is (781) 622-1000.

   The title of the class of equity securities to which this Schedule 14D-9 Solicitation/Recommendation Statement (this "Schedule 14D-9") relates is the common stock, par value $.01 per share, of the Company (the "Shares" or the "Common Stock"). As of January 28, 2000 there were 20,665,391 Shares issued and outstanding and 1,196,048 Shares reserved for issuance pursuant to options outstanding on such date under the Company's option plans.

Item 2. Identity and Background of Filing Person.

   This Schedule 14D-9 is being filed by the subject company, Thermo BioAnalysis Corporation. The contact information for the Company is listed in
Item 1 above.

   This Schedule 14D-9 relates to the tender offer by BioAnalysis Acquisition Inc. (the "Purchaser"), a wholly-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), to purchase all of the outstanding Shares which are not currently owned by Thermo Electron Corporation ("Thermo Electron") or its direct and indirect subsidiaries, including its majority-owned subsidiary, Thermo Instrument (the "Publicly Held Shares"), at a purchase price of $28.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"). The Purchaser filed a Schedule TO Tender Offer Statement (the "Schedule TO") with the Securities and Exchange Commission (the "Commission") on March 17, 2000, which includes the Offer to Purchase as an exhibit.

   The Schedule TO states that if the tender offer is completed, Thermo Electron and its subsidiaries will own at least 90% of the Company's outstanding Shares and will, promptly following the closing of the Offer, contribute such Shares to the Purchaser. Thermo Electron and Thermo Instrument would then cause the Purchaser to merge with and into the Company (the "Merger") making the Company jointly owned by Thermo Electron and Thermo Instrument.

   The Purchaser's principal executive offices, as set forth on its Schedule TO, are located at 81 Wyman Street, P.O. Box 9046, Waltham, MA 02454-9046 and its business phone is (781) 622-1000.

   All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, Thermo Instrument, Thermo Electron or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by the Purchaser, Thermo Instrument, or Thermo Electron or obtained from reports or statements filed by the Purchaser with the Commission, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   History of the Company. The Company was incorporated as a Delaware corporation in February 1995 as a wholly-owned subsidiary of Thermo Instrument. In September and October of 1996 the Company conducted an initial public offering of its common stock, and in June 1998 the Company sold additional shares of its Common Stock in a public offering. Following these offerings, Thermo Electron, through its ownership of Common Stock and the ownership of Common Stock by Thermo Instrument, maintained a controlling stake in the Company. According to the Offer to Purchase, Thermo Instrument and Thermo Electron are global leaders in the development, manufacture and sale of measurement and detection instruments used to monitor, collect and analyze data that provides knowledge for the user. The instruments are used in a range of industries, including industrial processing, food and beverage production, life sciences research and medical diagnostics. Thermo Instrument is a majority-owned subsidiary of Thermo Electron.

   As described below under "Item 4--The Solicitation or Recommendation," on January 31, 2000, Thermo Electron announced a restructuring plan pursuant to which it expects to spin in, spin off and sell various businesses to focus solely on its core measurement and detection instruments business. In that announcement, Thermo Electron stated that it planned to take private certain of its majority-owned subsidiaries, including Thermo Instrument and the Company. On March 17, 2000, the Purchaser filed the Schedule TO with the Commission and formally commenced the Offer. The Offer to Purchase also has been filed with the Commission as an exhibit to the Schedule TO and as Exhibit 6 hereto.

   Based on the Schedule TO, as of January 28, 2000, Thermo Instrument and Thermo Electron beneficially owned 13,891,582 and 4,299,104 Shares, respectively, representing approximately 67.2% and 20.8%, respectively, of the then issued and outstanding Shares.

   Composition of the Company's Board of Directors. The Company's Board of Directors currently consists of the following five members:

 Elias P.          Dr. Gyftopoulos has been a director of the Company since its
  Gyftopoulos      inception in February 1995. He is a Professor Emeritus at
                   the Massachusetts Institute of Technology, where he was
                   the Ford Professor of Mechanical Engineering and of Nuclear
                   Engineering for more than 20 years prior to his retirement in 1996. Dr. Gyftopoulos is also a director of Thermo
                   Cardiosystems Inc., Thermo Electron, ThermoLase Corporation,
                   ThermoRetec Corporation, Thermo Vision Corporation and Trex
                   Medical Corporation.

 Earl R. Lewis     Mr. Lewis has been a director and chairman of the board of the Company since April and June 1997, respectively. Mr.
                   Lewis has been president and chief executive officer of
                   Thermo Instrument since March 1997 and January 1998,
                   respectively, and was chief operating officer of Thermo
                   Instrument from January 1996 to January 1998. Prior to that time, he was executive vice president of Thermo Instrument from January 1996 to March 1997, senior vice president of
                   Thermo Instrument from January 1994 to January 1996, and
                   vice president of Thermo Instrument from March 1992 to
                   January 1994. Mr. Lewis has been chief operating officer,
                   measurement and detection, of Thermo Electron since
                   September 1998. Prior to his appointment as chief operating officer, Mr. Lewis served as senior vice president of Thermo
                   Electron from June 1998 to September 1998 and vice president from September 1996 to June 1998. Mr. Lewis served as chief executive officer of Thermo Optek Corporation, a majority-
                   owned subsidiary of Thermo Instrument, from its inception in
                   August 1995 to January 1998, and served as president of its predecessor, Thermo Jarrell Ash Corporation, for more than five years prior to 1995. Mr. Lewis is also a director of
                   FLIR Systems Inc., Metrika Systems Corporation, ONIX Systems
                   Inc., SpectRx Inc., Spectra-Physics Lasers, Inc., Thermedics
                   Detection Inc., Thermo Instrument, Thermo Optek Corporation
                   and ThermoQuest Corporation.

 Colin Maddix      Mr. Maddix has been a director of the Company, as well as
                   its president and chief executive officer, since March 1998.
                   Since 1996, Mr. Maddix also served as a president and chief executive officer of the Clinical Products Group of Life
                   Sciences International, a supplier of equipment and
                   consumables for histology, cytology and pathology
                   laboratories worldwide, which was acquired by the Company
                   from Thermo Instrument effective March 1997. Mr. Maddix also managed various companies within the Clinical Products Group since 1992, including Shandon Inc., ALKO Diagnostic
                   Corporation and
                   Whale Scientific Inc. From 1989 through 1992, he served as vice president and general manager of the International
                   Division of Fisher Scientific International Inc., a
                   manufacturer of scientific instruments and consumables with scientific, clinical educational, occupational health and
                   safety applications.


 Jonathan W.       Mr. Painter has been a director of the Company since its
  Painter          inception in February 1995. Mr. Painter has been executive vice president, operations, of Thermo Fibertek Inc., a
                   supplier of paper-recycling equipment, papermaking systems and accessories, since September 1997. Mr. Painter was
                   treasurer of the Company and Thermo Electron from August
                   1994 through June 1997. He served as director of strategic planning of Thermo Fibertek Inc. from February 1993 through
                   August 1994. For more than five years prior to that time,
                   Mr. Painter served as associate general counsel of Thermo
                   Electron and its subsidiaries. Mr. Painter is also a
                   director of Thermo Fibergen Inc.

 Arnold N.         Dr. Weinberg is the sole member of the Special Committee of
  Weinberg         the Board of Directors of the Company, which was established to consider the Offer (the "Special Committee") (See "Item
                   4--The Solicitation or Recommendation"). He has been a
                   director of the Company since November 1995. He has been
                   Professor of Medicine at the Harvard Medical School and
                   Medical Director of the Medical Department of the
                   Massachusetts Institute of Technology for more than five
                   years.


   Executive Officers of the Company. The following persons are currently executive officers of the Company:

         Name                                              Title
         ----                                              -----
      Colin Maddix........................ President and Chief Executive Officer

      Theo Melas-Kyriazi.................. Chief Financial Officer

      Timo H. Lasola...................... Vice President

      Gordon W. Logan..................... Vice President

      Paul F. Kelleher.................... Chief Accounting Officer

   According to the Offer to Purchase Thermo Instrument anticipates that, following consummation of the Offer and Merger, the Board of Directors of the Company will be comprised solely of members of the Company's and Thermo Instrument's management.

   Conflicts of Interest. Certain directors and the executive officers of the Company have interests in connection with the Offer that present them with actual or potential conflicts of interest, as summarized herein.

   Dr. Weinberg, the sole member of the Special Committee, does not own any Shares. Dr. Weinberg does have options to acquire 15,000 Shares at an exercise price of $10.00 per Share that are currently exerciseable. Dr. Weinberg also holds 1,953 Shares under the Company's Deferred Compensation Plan for directors, which Shares will be automatically converted into the right to receive the Offer Price for each Share, totalling $54,684.

   Officers and directors of the Company who own Shares and tender such Shares will receive the same Offer Price on the same terms as set forth in the Offer to Purchase. As of January 28, 2000, the members of the Board of Directors and executive officers of the Company owned, in the aggregate, 51,955 Shares (excluding Shares accumulated under the Deferred Compensation Plan for directors). Assuming all the members of the Board of Directors and all executive officers actually tender their Shares as they have indicated in the Offer to Purchase, they would receive an aggregate of $1,454,740 in exchange for their Shares.

   In addition, as of January 28, 2000, the directors, including Dr. Weinberg, and executive officers of the Company held options to acquire an aggregate of 265,500 Shares. Such options were issued under the Company's Equity Incentive Plan and have exercise prices ranging from $10.00 to $21.93 per Share. Upon the

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

acquisition of the Shares and the subsequent Merger, Thermo Electron will assume the options to acquire Shares and will convert such options into options to acquire Thermo Electron common stock on the same terms or, in the case of the vested options, at the election of the option holder, will pay the option holder cash for each option equal to the Offer Price less the applicable exercise price.

   Certain directors and certain executive officers of the Company are directors or officers of Thermo Electron and/or Thermo Instrument. Certain of such directors and executive officers of the Company hold equity interests in Thermo Electron and Thermo Instrument. Theo Melas-Kyriazi, the chief financial officer of the Company, is also the chief financial officer of Thermo Electron and Thermo Instrument. Earl R. Lewis, a director of the Company, is chief operating officer, biomedical of Thermo Electron and is president and chief executive officer of Thermo Instrument. Paul F. Kelleher, the chief accounting officer of the Company, is also the chief accounting officer of Thermo Electron and Thermo Instrument. Consequently, certain of these directors and officers receive or have received compensation not only from the Company but also from Thermo Electron, Thermo Instrument and their affiliates.

   The members of the Boards of Directors of Thermo Electron and Thermo Instrument own common stock of, or hold options to purchase the common stock of, Thermo Electron, Thermo Instrument and/or the Company. In addition, certain members of the Boards of Directors of Thermo Electron and Thermo Instrument are also officers of the Company. These positions and equity interests present these directors with actual or potential conflicts of interest in determining the fairness of the Offer and the Merger to the Public Shareholders. See Schedule I to the Offer to Purchase, which is Exhibit 6 hereto and incorporated herein by reference, for a listing of the positions that the members of the Boards of Directors of Thermo Electron and Thermo Instrument hold with Thermo Electron, Thermo Instrument and/or the Company and their ownership of the common stock of Thermo Electron, Thermo Instrument and/or the Company.

   Thermo Electron has entered into separate indemnification agreements with each of the Company's executive officers and directors providing for the indemnification and advancement of expenses to such person directly by Thermo Electron in the event that such person, by reason of his or her status as a director or officer of the Company (or service as a director, officer or fiduciary of another entity at the request of Thermo Electron), is made or is threatened to be made party to any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, if such officer or director acted in good faith and in a manner believed to be in or not opposed to the best interests of Thermo Electron and, in the case of a criminal action or proceeding, had no reason to believe his or her conduct was unlawful. Forms of such indemnification agreements are attached hereto as Exhibit 9 and Exhibit 10.

   Certain Compensation Matters; Agreements. Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of the Company's executive officers, directors or affiliates are described at pages 12 through 13 of the Company's Proxy Statement dated April 20, 1999 relating to its 1999 Annual Meeting of Stockholders (the "Proxy Statement") in the section entitled "Executive Retention Agreements." A copy of such pages of the Proxy Statement is filed as Exhibit 11 hereto and those portions of the Proxy Statement are incorporated herein by reference.

   In addition to the fees he receives for serving as a director of the Company, Dr. Weinberg received from the Company a one-time fee of $10,000 for serving on the Special Committee. He will also receive an attendance fee of $1,000 for each in-person Special Committee meeting, $500 for each telephonic Special Committee meeting, and reimbursement for out-of-pocket expenses incurred in connection with his service on the Special Committee.

   Transactions Between the Company and Thermo Electron or Thermo Instrument. Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and Thermo Instrument or Thermo Electron are described on pages 45 and 46 of the Purchaser's Offer to Purchase, which is
Exhibit 6 hereto and incorporated herein by reference.

   Material Agreements, Arrangements or Understandings Relating to the Company and the Offer. Certain contracts, agreements, arrangements and understandings relating to the Company and the Offer are described at pages 22 and 23 and page 45 of the Purchaser's Offer to Purchase, which is Exhibit 6 hereto and incorporated herein by reference. Other than as a result of being the subject of the Purchaser's Offer, the Company is not a party to any of such contracts, agreements, arrangements and understandings relating to the Company and the Offer.

   Intent to Tender. To the Company's knowledge, after reasonable inquiry, all directors and all executive officers of the Company who own Shares currently intend to tender their Shares pursuant to the Offer.

Item 4. The Solicitation or Recommendation.

   Position of the Special Committee.

   The Special Committee, whose only member consists of the sole independent director of the Company, Arnold N. Weinberg, recommends that holders of Shares other than Thermo Electron and its affiliates, including Thermo Instrument and the officers and directors of the Company (the "Public Shareholders"), accept the Offer and tender their Shares pursuant to the Offer. At a meeting of the Special Committee held on March 28, 2000, the Special Committee determined that the $28.00 per Share price proposed by the Purchaser was a fair price to be paid to the Public Shareholders and resolved to recommend that the Public Shareholders accept the Offer and tender their Shares pursuant to the Offer. As a result of the conflict of interest among the members of the Company's Board of Directors (other than Dr. Weinberg) and Thermo Instrument and Thermo Electron, the Board of Directors of the Company delegated to the Special Committee the sole and exclusive authority to respond to the Offer and to either recommend for, recommend against or remain neutral and express no opinion with respect to whether or not Public Shareholders should accept the Offer and tender their Shares pursuant to the Offer.

   Background; Reasons for the Special Committee's Position.

   On January 31, 2000, as part of its overall restructuring plan pursuant to which it expects to spin in, spin off and sell various businesses to focus solely on its core measurement and detection instruments business, Thermo Electron announced that it planned to take private certain of its majority-owned subsidiaries, including Thermo Instrument and the Company. In particular, Thermo Electron announced that, through the Purchaser, Thermo Instrument would make a tender offer for all of the outstanding publicly traded shares of the Company at a price of $28.00 per Share. According to the Offer to Purchase, the Offer is conditioned upon the Purchaser acquiring sufficient number of Publicly Held Shares such that Thermo Electron and its subsidiaries, including Thermo Instrument, will together own at least 90% of the total outstanding Shares. As stated in the Offer to Purchase, structuring the transaction as a tender offer to acquire ownership of at least 90% of the outstanding Shares permits the Purchaser to cause a merger of the Company and the Purchaser without any vote of the shareholders of the Company pursuant to the "short-form" merger provisions of the Delaware General Corporation Law. Pursuant to such a "short-form" merger, the remaining Public Shareholders also would receive $28.00 per Share.

   As the controlling stockholder of the Company, Thermo Instrument could cause the Company to call a special meeting of shareholders for the purpose of seeking the approval of a merger of the Company and the Purchaser, pursuant to which the holders of Publicly Held Shares would be paid $28.00 per Share. At such a meeting, Thermo Electron and its affiliates would have sufficient votes by virtue of their ownership of Shares to approve such a transaction regardless of how holders of Publicly Held Shares vote their Shares. Such a transaction is commonly referred to as a "long-form" merger because approval of the shareholders is required to consummate the transaction. As set forth in the Offer to Purchase, Thermo Instrument has chosen to pursue a tender offer followed by a "short-form" merger rather than a "long-form" merger in an effort to acquire the Publicly Held Shares in an expeditious manner and provide the Public Shareholders with a prompt opportunity to receive the Offer Price. Because Thermo Instrument and Thermo Electron collectively own approximately

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

88.0% of the total outstanding Shares, the Purchaser only needs to acquire an additional 2.0% of the total outstanding Shares, or approximately 16.7% of the total outstanding Publicly Held Shares, in order for Thermo Electron and its subsidiaries to own sufficient Shares to effect a "short-form" merger. According to the Offer to Purchase, if the Offer is not successful, the Purchaser may make open market or privately negotiated purchases of Publicly Held Shares to the extent necessary in order for Thermo Electron and its subsidiaries, including Thermo Instrument, collectively to own at least 90% of the total outstanding Shares. For additional information about the terms and conditions of the Offer and the Purchaser's reasons for making the Offer, shareholders should read the Offer to Purchase, which has been mailed to shareholders directly by the Purchaser and has been filed as an exhibit to the Schedule TO.

   As a result of the conflict of interest between the Company and Thermo Instrument and Thermo Electron by virtue of Thermo Instrument's and Thermo Electron's control of the Company and its Board of Directors, the Board of Directors established the Special Committee consisting of the only member of the Board of Directors having no affiliation with Thermo Instrument or Thermo Electron. The Special Committee was given the sole and exclusive authority to respond to the Offer and to either recommend for, recommend against or remain neutral and express no opinion with respect to whether or not Public Shareholders should accept the Offer and tender their Shares pursuant to the Offer. Other than as described in the preceding sentence, the Special Committee was given no other authority or responsibilities, and in particular, was not given the authority to "shop" the Company to prospective third-party purchasers or explore other strategic alternatives that might enhance or maximize shareholder value for the Public Shareholders. To assist it in performing its responsibilities, the Special Committee retained Tucker Anthony Cleary Gull ("Tucker Anthony") as separate independent financial advisor and Goodwin, Procter & Hoar LLP as separate independent legal counsel. The Special Committee was familiar with both its legal counsel and financial advisor because in 1999 they had advised the independent special committee of another of Thermo Instrument's majority-owned subsidiaries in connection with a similar transaction involving Thermo Instrument's acquisition of the entire equity ownership of that subsidiary.

   Pursuant to the authority granted to it by the Company's Board of Directors, the Special Committee undertook to determine independently, with the advice of its legal counsel and financial advisor, the adequacy of the terms of the Offer and whether to recommend for, recommend against or remain neutral and express no opinion with respect to the Offer based primarily on the information furnished to the Special Committee by the Company's management and Thermo Electron. The Special Committee also reviewed the information concerning the Offer set forth in the Offer to Purchase and was given access to representatives of Thermo Electron's and Thermo Instrument's financial advisors, J.P. Morgan Securities Inc. ("J.P. Morgan") and The Beacon Group Capital Services, LLC ("The Beacon Group"). After receiving advice from its legal counsel and financial advisor concerning the adequacy of the Offer, the Special Committee inquired as to whether Thermo Instrument would consider increasing the Offer Price, but was informed that Thermo Electron and Thermo Instrument believed that the terms of the Offer were fair to the Public Shareholders from a financial point of view and would not engage in any negotiations concerning the Offer Price. The Special Committee also discussed with representatives of Thermo Electron the anticipated timing of the Offer and other administrative matters relating to the Offer. Except as described above, the Special Committee did not participate in any communications or negotiations concerning the terms and conditions of the Offer, including the Offer Price, with the Purchaser, Thermo Instrument or Thermo Electron.

   The Special Committee, prior to expressing its position with respect to the Offer, received advice, opinions, views or presentations from, and discussed the Offer with the Company's management and Tucker Anthony. As noted above, the Special Committee also was given access to representatives of J.P. Morgan and The Beacon Group, with whom Tucker Anthony, after completing its independent analysis of the fairness from a financial point of view of the Offer Price, discussed certain matters relating to such analysis. In expressing its position with respect to the Offer, the Special Committee considered a number of factors, including, but not limited to, the following:

  (i) Business and Prospects. The Special Committee received advice from Tucker Anthony concerning the Company's historical and current financial condition and operating results, as well as the future

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     prospects of the Company, based on discussions with senior management of the Company. In particular, the Special Committee considered the following:

    . Continued Investment in Research and Development. The Special Committee recognized the fact that the Company must continue to invest in its research and development efforts in order to remain competitive. The Special Committee noted that due to the highly competitive, rapidly evolving nature of the healthcare, biochemistry, and technology industries, the Company will not only have to increase the absolute amount of resources devoted to research and development, but it also will have to invest a greater amount of such resources as a percentage of overall revenues than it has done historically if the Company is to increase internal revenue growth, improve margins, and continue to offer a competitive product line.

    . Acquisition-Related Integration Issues. The Special Committee considered the fact that the Company has completed the acquisition of a number of domestic and international companies during the past five fiscal years. The Special Committee believes that integrating these companies with the Company's existing businesses has required substantial management time and resources. The completion of such integration should permit management to focus its attention on increasing internal revenue growth and margin improvement. In addition, the Special Committee noted the probable need for future acquisitions to broaden the Company's product offerings and to improve its strength in the distribution channels.

    . Shift in Revenue Mix to Higher Margin Business Segments. The Special Committee considered the fact the Company has three distinct business segments and noted that the Clinical Consumables and Laboratory Information Management Systems segments carry higher margins than the Biomolecular Instruments segment. The Special Committee noted that given the industry growth rates and the Company's heightened strategic focus on the Clinical Consumables and Laboratory Information Management Systems segments, the Company's senior management expects that these higher margin business segments will constitute a higher percentage of the Company's overall revenue going forward.

  (ii) Market Information Regarding Publicly Held Shares. The Special Committee considered historical market prices and trading information with respect to the Publicly Held Shares and a comparison of these market prices and trading information with those of selected publicly held companies operating in industries similar to that of the Company and the sales, earnings and price to earnings multiples at which the Publicly Held Shares and the securities of these other companies trade. See "Opinion of Financial Advisor" below.

  (iii) Financial Analysis of Offer Price. The Special Committee considered a financial analysis of the Offer Price performed by Tucker Anthony using various methodologies, including a selected comparable public companies analysis, a selected comparable transactions analysis and a discounted cash flow analysis. A summary of Tucker Anthony's analysis appears on pages 9 through 15 of this Schedule 14D-9 under the section entitled "Opinion of Financial Advisor."

  (iv) Market Price Considerations. The Special Committee considered the fact that the $28.00 per Share Offer Price represents (A) a premium of 55.5% over $18.00, the closing price of the Publicly Held Shares on the American Stock Exchange (the "AMEX") one week prior to the public announcement of the Offer on January 31, 2000, and (B) a premium of 53.4% over $18.25, the closing price of the Publicly Held Shares on the AMEX four weeks prior to the public announcement of the Offer on January 31, 2000. The Special Committee also considered the fact that in its underwritten public offering in June 1998, the Company sold Shares to the public at a price of $18.125 per Share. The Special Committee noted that the Offer Price represents a premium of 54.5% to the public offering price of $18.125 per Share.

  (v) Liquidity and Trading Volume. The Special Committee considered the fact that historically there has been relatively low trading volume of the Publicly Held Shares and that tendering Shares in the Offer would result in immediate liquidity for the Public Shareholders. The Special Committee believes that the Common Stock is an illiquid security and that this lack of liquidity has had an adverse effect on the trading price of the Publicly Held Shares. In this regard, the Special Committee noted the limited trading volume of the Publicly Held Shares on the AMEX, as evidenced by its average monthly trading volume (approximately 257,617 Shares per month over the twelve months prior to January 28, 2000, the last trading day prior to the first public announcement of the Offer) and the limited public float of such shares resulting from the majority ownership of the Company by Thermo Electron and its subsidiaries.

  (vi) Fairness Opinion. The Special Committee considered the opinion of Tucker Anthony, delivered to the Special Committee on March 28, 2000, that, as of such date and based upon and subject to the limitations set forth therein, the Offer Price of $28.00 per Share to be paid by the Purchaser to the Public Shareholders was fair, from a financial point of view, to such holders (a copy of such opinion is attached hereto as Schedule I to this Schedule 14D-9 and is incorporated herein by reference).

  (vii) Participation in Future Growth. The Special Committee also considered the fact that Public Shareholders who tender their shares in the Offer will be precluded from having the opportunity to participate in the future growth prospects of the Company. However, the Special Committee noted that Public Shareholders who tender their shares in the Offer will not be exposed to the possibility of future declines in the price at which the Publicly Held Shares trade.

  (viii) Inability to Negotiate Offer Price and "Shop" the Company. The Special Committee considered the fact that Thermo Instrument and Thermo Electron were not willing to negotiate the Offer Price, did not "shop" the Company to prospective purchasers and did not authorize the Special Committee to explore other strategic alternatives that might enhance or maximize shareholder value for the Public Shareholders. The Special Committee noted that receiving actual offers from unaffiliated third parties might have been another means by which to determine the value of the Publicly Held Shares.

  (ix) Availability of Dissenters' Appraisal Rights. The Special Committee considered the fact that Public Shareholders who do not tender their shares in the Offer will have dissenters' appraisal rights under Delaware law in connection with the merger of the Company with the Purchaser. However, Public Shareholders who exercise their appraisal rights may receive more or less for their Publicly Held Shares than the Offer Price.

  (x) Alternative Squeeze-Out Structures. The Special Committee considered the fact that Thermo Instrument and Thermo Electron could also have pursued, and could pursue if the Offer is not successful, a "long-form" merger pursuant to which they could cause the Company to call a special meeting of shareholders for the purpose of seeking the approval of a merger of the Company and the Purchaser, at which meeting Thermo Electron and its affiliates would have sufficient votes to obtain such approval. If the Offer is not successful, the Purchaser also may make open market or privately negotiated purchases of Publicly Held Shares to the extent necessary in order for Thermo Electron and its subsidiaries collectively to own at least 90% of the total outstanding Shares and therefore effect a "short-form" merger.

   In view of the variety of factors considered by the Special Committee, the Special Committee did not find it practicable to, and did not assign, relative weights to the factors set forth above. Rather, the Special Committee reached its determination based on the totality of the circumstances and the advice presented to it by its legal and financial advisors.

   In analyzing the Offer, the Special Committee was assisted and advised by representatives of Tucker Anthony and the Special Committee's legal counsel, who reviewed various financial, legal and other considerations. The full text of the written opinion of Tucker Anthony, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Tucker Anthony in arriving at its opinion, is attached as
Schedule I to this Schedule 14D-9 and is incorporated herein by reference. Public Shareholders are urged to, and should, read such opinion carefully and in its entirety. The opinion was provided for the information and assistance of the Special Committee in connection with its consideration of the Offer.

Such opinion addresses only the fairness, from a financial point of view, of the Offer Price to the Public Shareholders and does not constitute a recommendation to any such holder as to whether or not to tender Publicly Held Shares in the Offer.

 Opinion of Financial Advisor

   The Special Committee retained Tucker Anthony to act as its financial advisor and to render an opinion to the Special Committee as to the fairness, from a financial point of view, of the Offer Price to be received by the Public Shareholders who tender their Shares pursuant to the Offer.

   The Special Committee selected Tucker Anthony for a number of reasons, including its knowledge of the instruments, consumables, diagnostics and information management systems segments of the healthcare and biochemistry industries and its experience and reputation in the area of valuation and financial advisory work generally, and in relation to transactions of the size and nature of the proposed transaction specifically. Tucker Anthony is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, private placements and valuations for corporate and other purposes. From time to time, Tucker Anthony and its affiliates may hold long or short positions in the Common Stock, the common stock of Thermo Electron or the common stock of Thermo Instrument.

   Tucker Anthony rendered its written opinion to the Special Committee on March 28, 2000, to the effect that, as of that date, the Offer Price to be received by the Public Shareholders pursuant to the Offer was fair, from a financial point of view, to the Public Shareholders. Tucker Anthony has not been requested to, and will not, update its opinion unless the Special Committee requests such an update. The Special Committee has advised Tucker Anthony that it will not seek an update to the fairness opinion unless:

  . there is a material modification to the terms of the proposed consideration or other material amendment to the Offer that the Special Committee determines would be reasonably likely to impact the overall fairness of the Offer to the Public Shareholders; or

  . a material event occurs that the Special Committee determines would be reasonably likely to affect Tucker Anthony's opinion if the opinion was reissued taking into account such event.

   The Special Committee has informed Tucker Anthony that, as of the date of this 14D-9, there has been no change in the terms of the proposed consideration and there has been no material event that the Special Committee believes could affect Tucker Anthony's opinion since Tucker Anthony rendered such opinion.

   The full text of the written opinion of Tucker Anthony dated March 28, 2000, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Tucker Anthony in rendering its opinion, is attached as Schedule I to this Schedule 14D-9 and is incorporated herein by reference. The Tucker Anthony opinion is directed to the Special Committee and relates only to the fairness, from a financial point of view, of the Offer Price to be received by the Public Shareholders pursuant to the Offer, and does not constitute a recommendation to any of the Public Shareholders as to whether or not they should accept the Offer and tender their shares. The summary of Tucker Anthony's opinion set forth below is qualified in its entirety by reference to the full text of the written opinion attached hereto as Schedule I. Public Shareholders are urged to read the entire opinion carefully.

   In conducting its investigation and analysis and in arriving at its opinion, Tucker Anthony reviewed the information and took into account such financial and economic factors as it deemed relevant and material under the circumstances. The material actions Tucker Anthony undertook in its analysis were as follows:

  . reviewed internal financial information (including certain financial projections, as described below) concerning the business and operations of the Company that was furnished to Tucker Anthony by the Company's management for purposes of its analysis, as well as publicly available information, including but not limited to the Company's recent filings with the Commission;

  .  reviewed the Offer to Purchase;

  . compared the historical market prices and trading activity of the Common Stock with those of other publicly traded companies that Tucker Anthony deemed relevant;

  . compared the financial position and operating results of the Company with those of other publicly traded companies that Tucker Anthony deemed relevant;

  . compared the proposed financial terms of the Offer with the financial terms of acquisitions of remaining minority interest, purchases of minority interest and other merger and acquisition transactions that Tucker Anthony deemed relevant; and

  . held discussions with members of the Company's senior management concerning the Company's historical and current financial condition and operating results, as well as the future prospects of the Company.

   Tucker Anthony also reviewed relevant industry market research studies, company research reports and key economic and market indicators, including interest rates, inflation rates, consumer spending levels, manufacturing productivity levels, unemployment rates and general stock market performance. Other than as set forth above, Tucker Anthony did not review any additional information in preparing its opinion that, independently, was material to its analysis. As a part of its engagement, Tucker Anthony was not requested to, and did not, solicit third party indications of interest in acquiring the Company. The Special Committee did not place any limitation upon Tucker Anthony with respect to the procedures followed or factors considered by Tucker Anthony in rendering its opinion.

   In arriving at its opinion, Tucker Anthony assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to Tucker Anthony by, or on behalf of, the Company, and did not independently verify that information. Tucker Anthony assumed, with the Special Committee's consent, that:

  . all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in its financial statements;

  . obtaining all regulatory and other approvals and third party consents required for consummation of the proposed Offer to Purchase would not have a material effect on the anticipated benefits of the transaction; and

  . the Offer to Purchase would be consummated in accordance with the terms set forth in the Offer to Purchase without any amendment thereto and without waiver by the Company or Thermo Instrument of any of the conditions to their respective obligations thereunder.

   In performing its analysis, Tucker Anthony was given access to and relied upon financial projections for fiscal 2000, 2001, 2002, 2003 and 2004, as well as unaudited historical information for fiscal 1999 (the "Projections"). Tucker Anthony assumed that the Projections were reasonably prepared based upon the best available estimates and good faith judgments of the Company's senior management as to the future performance of the Company. For information concerning the Projections, see "Financial Projections" below on pages 15 through 17.

   In conducting its review, Tucker Anthony did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company. Tucker Anthony's opinion did not predict or take into account any possible economic, monetary or other changes that may occur, or information that may become available, after the date of its written opinion.

 Summary of Analyses. The following is a summary of the material financial analyses performed by Tucker Anthony in connection with rendering its opinion.

   Analysis of Historical Trading Prices. Tucker Anthony reviewed the Company's historical trading prices for the three months, six months and twelve months preceding the announcement of the Offer on January 31, 2000, as follows:

                                         Stock Price during Period
                          Trading      ------------------------------
                           Volume      Weighted Average  Low    High
                      ---------------- ---------------- ------ ------
       Three Months     302,300 shares      $17.63      $16.50 $18.75
       Six Months       850,000 shares      $17.80      $16.13 $19.50
       Twelve Months  3,091,400 shares      $17.89      $16.00 $21.00

   Tucker Anthony compared these historical stock prices to the Offer Price of $28.00. Tucker Anthony noted that for all periods the high price of $21.00 was reached on April 14, 1999.

   Analysis of the Company's Valuation Premium. Tucker Anthony compared the premium to be received by the Public Shareholders as represented by the Offer Price of $28.00 per share in cash to the closing price of the Common Stock four weeks prior to the January 31, 2000 date of the announcement of the Offer.

  . Tucker Anthony calculated that the Offer Price of $28.00 per share represented a premium of 53.4% over the closing price of $18.25 for the Common Stock on January 3, 2000, four weeks prior to the date of the announcement of the Offer.

   Tucker Anthony reviewed comparable transactions in the following categories: (i) 16 acquisitions between January 1, 1994 and March 24, 2000 of a remaining minority interest (ranging from 8.0% to 35.1%) in a public company that went private as a result of the transaction; and (ii) 31 acquisitions between January 1, 1994 and March 24, 2000 of a minority interest (ranging from 10.0% to 29.5%) in a public company that remained a public company following the transaction. Tucker Anthony noted that the transaction contemplated by the Offer represents an 11.8% remaining minority interest transaction. Tucker Anthony further noted that an acquisition of a minority interest or a remaining minority interest differs from an acquisition of a 100% interest. In a 100% acquisition, the acquiring company purchases control of the subject company and, therefore, the financial terms of the transaction reflect a control premium. The acquisition of a minority interest in, or the remaining minority interest of, a public company does not generally involve a control premium. However, unlike a transaction involving the acquisition of a minority interest, in a transaction involving the acquisition of a remaining minority interest, shareholders do not have the alternative to retain their publicly traded stock in the subject company. Accordingly, premiums paid in remaining interest transactions generally are greater than premiums paid in minority interest transactions. Tucker Anthony's analysis produced the following adjusted mean premiums (the adjusted mean excludes the high and low values in calculating the average) over the four-weeks-prior stock price in the comparable transactions as compared to the 53.4% premium in the transaction contemplated by the Offer:

  . the adjusted mean premium over the stock price four weeks prior to the announcement of the 16 remaining minority interest transactions was 19.9%, with a range of 1.1% to 61.0%. Tucker Anthony again noted that these transactions are most comparable to the transaction contemplated by the Offer; and

  . the adjusted mean premium over the stock price four weeks prior to the announcement of the 31 acquisitions of a minority interest in a public company was 12.8%, with a range of 1.6% to 30.1%.

   Analysis of Selected Publicly Traded Companies Comparable to the
Company. Tucker Anthony noted that the profile of the Company's business in aggregate is unique. As a result, Tucker Anthony reviewed publicly available financial information as of the most recently reported period and stock market information as of March 24, 2000 for publicly traded companies that Tucker Anthony deemed relevant to each of the Company's three business segments: (i) Biomolecular Instruments segment; (ii) Clinical Consumables segment; and (iii) Laboratory Information Management Systems segment. For the Company's Biomolecular Instruments and Clinical Consumables segments, Tucker Anthony calculated multiples of enterprise value to the latest twelve months ("LTM") revenues, LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"), and LTM earnings before interest and taxes ("EBIT"). For the Company's Laboratory Information Management Systems segment, Tucker Anthony calculated multiples of enterprise value to LTM revenues, LTM EBITDA, and projected price to earnings multiples for the year 2000. Tucker Anthony then calculated the implied enterprise values for each business segment based on the adjusted mean and median of these comparable group multiples and the corresponding business segment multiple for the LTM ending December 31, 1999.

   Tucker Anthony compared the financial characteristics of the Company's Biomolecular Instruments segment to the following:

      1)  Beckman Coulter, Inc.                6) Millipore Corporation
      2)  Bio-Rad Laboratories Inc.            7) Molecular Devices Corp.
      3)  CEM Corporation                      8) PE Corp.-PE Biosystems
      4)  Dionex Corp.                         9) PerkinElmer, Inc.
      5)  Life Technologies, Inc.             10) Sybron International Corp

   The following table sets forth the calculation of the implied enterprise value for the Company's Biomolecular Instruments segment based upon the adjusted mean multiples of the comparable group:

                      Company       Comparable        Implied
                   Financial Data Group Multiples Enterprise Value
                   -------------- --------------- ----------------
                   (In thousands)                  (In thousands)
     LTM EBIT         $ 13,233         16.8x          $222,288
     LTM EBITDA       $ 19,421         12.4x          $240,392
     LTM Revenues     $121,111          2.4x          $293,764

   Tucker Anthony compared the financial characteristics of the Company's Clinical Consumables segment to the following:

      1)  Beckman Coulter, Inc.                5)  Meridian Diagnostics Inc.
      2)  Becton, Dickinson and Co.            6)  Neogen Corporation
      3)  CYTYC Corporation                    7)  Quidel Corporation
      4)  Diagnostic Products                  8)  Ventana Medical Systems

   The following table sets forth the calculation of the implied enterprise value for the Company's Clinical Consumables segment based upon the adjusted mean multiples of the comparable group:

                      Company       Comparable        Implied
                   Financial Data Group Multiples Enterprise Value
                   -------------- --------------- ----------------
                   (In thousands)                  (In thousands)
     LTM EBIT         $ 10,990         14.1x          $154,880
     LTM EBITDA       $ 17,351          9.0x          $156,229
     LTM Revenues     $129,539          2.0x          $264,273

   Tucker Anthony compared the financial characteristics of the Company's Laboratory Information Management Systems segment to the following:

      1)  Beckman Coulter, Inc.                4)  PerkinElmer, Inc.
      2)  PAREXEL International                5)  Waters Corporation
      3)  PE Corp.-PE Biosystems

   The following table sets forth the calculation of the implied enterprise value for the Company's Laboratory Information Management Systems segment based upon the adjusted mean multiples of the comparable group:

                      Company       Comparable        Implied
                   Financial Data Group Multiples Enterprise Value
                   -------------- --------------- ----------------
                   (In thousands)                  (In thousands)
     2000 P/E         $  5,949         24.5x          $139,110
     LTM EBITDA       $  9,845         15.5x          $152,210
     LTM Revenues     $ 39,606          3.1x          $121,771

   From these implied enterprise values for each business segment, Tucker Anthony estimated a range of enterprise values for each of the three segments and aggregated these ranges to arrive at a range of aggregated enterprise value for the Company of $495,000,000 to $620,000,000. From this range, Tucker Anthony subtracted the Net Debt of the Company ($17,539,000) as of December 31, 1999. Net Debt was calculated by adding Current Maturities of Long-term Obligations ($21,127,000), Notes Payable ($31,101,000), Long Term Obligations ($18,452,000) and by subtracting Cash and Equivalents ($54,141,000) as of December 31, 1999 to arrive at a range of aggregated implied equity value of $477,461,000 to $602,461,000. The range of implied equity values were then divided by the number of outstanding shares of Common Stock, estimated to be 21,747,064, as of December 31, 1999. The number of outstanding shares included 547,424 net options, assuming that the cash proceeds from exercised options were used to repurchase shares at the proposed consideration of $28.00 per share. These calculations produced per share equity values ranging from $21.96 to $27.70. Tucker Anthony compared these amounts to the Company's four-weeks-prior stock price of $18.25 and the proposed consideration of $28.00 per share.

   Analysis of Selected Comparable 100% Acquisition Transactions. Tucker Anthony reviewed 44 transactions that Tucker Anthony deemed relevant. The transactions were 100% acquisitions and were chosen based on a review of acquired companies that possessed general business, operating and financial characteristics representative of companies in the industries in which the Company operates. Tucker Anthony noted that none of the selected transactions reviewed were identical to the proposed transaction and that, accordingly, the analysis of comparable transactions necessarily involves complex consideration and judgments concerning differences in financial and operating characteristics of the Company and other factors that would affect the acquisition value of comparable transactions including, among others, the general market conditions prevailing in the equity capital markets at the time of such transactions.

   For the Biomolecular Instruments and Clinical Consumables segments, Tucker Anthony calculated multiples of enterprise value to LTM Revenues, LTM EBITDA, and LTM EBIT. For the Laboratory Information Management Systems Division, Tucker Anthony calculated multiples of enterprise value to LTM Revenues, LTM EBITDA, and projected price to earnings multiples for the year 2000. Tucker Anthony then calculated the implied enterprise value for each business segment based on the adjusted mean and median of these comparable group multiples and the corresponding business segment multiple for the LTM ending December 31, 1999. From these implied enterprise values for each business segment, Tucker Anthony derived a range of enterprise values for each of the three segments and aggregated these ranges to estimate a range of enterprise value for the Company of $515,000,000 to $615,000,000.

   Tucker Anthony then estimated the range of implied equity value per share of the Company based on the above range of aggregate enterprise values for the Company. From this range, Tucker Anthony subtracted the Net Debt of the Company as of December 31, 1999 ($17,539,000) to arrive at a range of aggregated implied equity values. The range of aggregated implied equity values were then divided by the number of outstanding shares of Common Stock as of December 31, 1999 and shares added as the result of the anticipated exercise of options. These calculations produced per share values ranging from $22.87 to $27.47. While Tucker Anthony noted that values associated with 100% acquisitions differed from those in a remaining minority interest acquisition such as the proposed transaction, Tucker Anthony compared these per share values to the proposed consideration of $28.00.

   Discounted Cash Flow Analysis. Tucker Anthony performed a discounted cash flow ("DCF") analysis of the Company using the Projections which cover fiscal years 2000 through 2004 (see "Financial Projections" below for information concerning the Projections), without taking into account any potential cost savings and efficiencies that may be realized following the consummation of the transaction contemplated by the Offer. In such analysis, Tucker Anthony assumed terminal value multiples of 14.0x to 16.0x EBIT in the year 2004 and discount rates of 14.2% to 16.2%. Selection of an appropriate discount rate is an inherently subjective process and is affected by numerous factors. The discount rates used by Tucker Anthony were selected based upon its calculation of the weighted average cost of capital ("WACC"). To arrive at the aggregated WACC, Tucker Anthony calculated the WACC for each of the Company's business segments and applied a weighted average based upon each segments' contribution to 1999 EBITDA. This analysis produced present values of the Common Stock ranging from $23.52 to $28.71 per share. In addition, Tucker Anthony adjusted gross margins in the management projections to conform with historical levels, fixing the margin at 53.3% for projected years 2001 to 2004, compared to a range of projected gross margins of 54.6% in 2000 to 55.9% in 2004 in the management case. This adjusted case produced present values of the Common Stock ranging from $19.33 to $23.61.

   Tucker Anthony noted that the per share present values in its DCF analysis represented values attributable to a 100% acquisition. As such, these values included a control premium that was not comparable to this remaining minority interest transaction. While Tucker Anthony compared the above present values per share to the proposed consideration of $28.00 per share, it did so only with reference to this context. Tucker Anthony also compared these present values per share to the per share values of $22.87 to $27.47 derived from its analysis of comparable merger and acquisition transactions involving 100% acquisitions discussed above.

   The foregoing summary does not purport to be a complete description of the analyses performed by Tucker Anthony. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Tucker Anthony believes that its analyses must be considered as a whole, and that selecting portions of such analysis without considering all analyses and factors, would create an incomplete view of the processes underlying its opinion. Tucker Anthony did not attempt to assign specific weights to particular analyses. However, there were no specific factors reviewed by Tucker Anthony that did not support its opinion. Any estimates contained in Tucker Anthony's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Tucker Anthony does not assume responsibility for their accuracy.

   Pursuant to the terms of Tucker Anthony's engagement letter dated February 16, 2000 with the Special Committee, the Company paid Tucker Anthony a retainer fee of $75,000 and a fee of $120,000 for the preparation and delivery of its written fairness opinion dated March 28, 2000 (which fee was payable regardless of the conclusions expressed therein). In addition, the Company has agreed to pay Tucker Anthony an additional $25,000 upon delivery of any updated fairness opinion if required by a material change to the Offer to Purchase. The Company has also agreed to reimburse Tucker Anthony up to $15,000 for its out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, arising in connection with its engagement, and to indemnify Tucker Anthony, its affiliates and their respective directors, officers, employees and agents to the fullest extent permitted by law against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement, except for liabilities found to have resulted from the bad faith, gross negligence or intentional or reckless misconduct of Tucker Anthony.

   In the past, Tucker Anthony has not performed investment banking services for the Company or received any compensation from the Company, other than as provided for in the engagement letter. Additionally, it has been over eight years since Tucker Anthony has provided any investment banking services to Thermo Electron. In May 1999, Tucker Anthony rendered an opinion (and was paid a fee of $225,000 for such opinion) to the Special Committee of the Board of Directors of ThermoSpectra Corporation ("ThermoSpectra") as to the fairness from a financial point of view, of the consideration to be received by the minority shareholders of ThermoSpectra pursuant to a proposed merger by and between ThermoSpectra and Thermo Instrument. Tucker Anthony is also presently engaged in providing fairness opinions to the Special Committees of both ONIX

Systems Inc. and Metrika Systems Corporation, both affiliates of Thermo Instrument, regarding transactions similar to the transaction contemplated by the Offer. Tucker Anthony will receive a fee similar to that described in the preceding paragraph for its services in both the proposed ONIX Systems Inc. and Metrika Systems Corporation transactions.

   Financial Projections.

   The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information. However, the Special Committee had access to the Projections and made the Projections available to Tucker Anthony.

   The following summary of the Projections is included in this Schedule 14D-9 because the Projections were made available to the Special Committee and Tucker Anthony. The Projections do not reflect any of the effects of the transaction contemplated by the Offer or other changes that may in the future affect the Company and its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing.

   To the Special Committee's knowledge, the Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. To the Special Committee's knowledge, neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Projections nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability. Furthermore, the Projections necessarily make numerous assumptions, many of which are beyond the control of the Company and may prove not to have been, or may no longer be, accurate. Additionally, this information, except as otherwise indicated, does not reflect revised prospects for the Company's businesses, changes in general business and economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. Accordingly, such information is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below, and should not be regarded as a representation that they will be achieved.

   THE PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE FINANCIAL RESULTS AND SHAREHOLDER VALUE OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. SHAREHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED OR THAT THE COMPANY'S FUTURE FINANCIAL RESULTS WILL NOT MATERIALLY VARY FROM THE PROJECTIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE PROJECTIONS.

   The Projections also include, for comparison purposes, certain selected historical consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the audited historical consolidated financial statements contained in the Company's Annual Report on Form 10-K for its fiscal year ended January 2, 1999. The selected historical consolidated financial information with respect to the fiscal year ended January 1, 2000 (fiscal 1999) was furnished to the Special Committee by the Company's management and is unaudited; however, such information does not differ materially from that contained in the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000, which has been filed with the Commission. More comprehensive historical financial information is included for fiscal periods ending on or prior to January 1, 2000 in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q (the "Company

Reports") and in other documents filed by the Company with the Commission, and the following historical financial information for such periods is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

                        Thermo BioAnalysis Corporation
     Selected Consolidated Historical and Projected Financial Information
                                (In thousands)

                                          Historical                                       Projected
                          ----------------------------------------------  ------------------------------------------------
Income Statement Data      1995     1996      1997      1998      1999      2000      2001      2002      2003      2004
---------------------     -------  -------  --------  --------  --------  --------  --------  --------  --------  --------
Revenues................  $22,534  $71,649  $201,998  $227,082  $290,582  $319,999  $347,000  $377,000  $410,000  $448,500
% Increase in Revenues..      N/A    218.0%    181.9%     12.4%     28.0%     10.1%      8.4%      8.6%      8.8%      9.4%
Cost of Revenues........   13,036   37,807   102,826   109,905   135,787   145,165   157,097   168,967   181,118   197,968
                          -------  -------  --------  --------  --------  --------  --------  --------  --------  --------
Gross Profit............  $ 9,498  $33,842  $ 99,172  $117,177  $154,795  $174,834  $189,903  $208,033  $228,882  $250,532
Gross Profit %..........     42.1%    47.2%     49.1%     51.6%     53.3%     54.6%     54.7%     55.2%     55.8%     55.9%
Costs & Operating
 Expenses:
SG&A/Other (excl. Corp.
 G&A and restructuring
 expenses)..............    4,534   20,271    59,926    74,316    97,491   104,623   111,905   119,535   129,802   141,516
Research & Development
 Expenses...............    1,325    7,298    14,057    15,559    24,241    29,442    31,943    35,672    39,100    43,043
                          -------  -------  --------  --------  --------  --------  --------  --------  --------  --------
 Total Operating
  Expenses..............  $ 5,859  $27,569  $ 73,983  $ 89,875  $121,732  $134,065  $143,848  $155,207  $168,902  $184,559
                          -------  -------  --------  --------  --------  --------  --------  --------  --------  --------
Division Income           $ 3,639  $ 6,273  $ 25,189  $ 27,302  $ 33,063  $ 40,769  $ 46,055  $ 52,826  $ 59,980  $ 65,973
Equity in Earnings of
 J.V.                          --       --        --  $  1,241  $  2,640  $  3,290  $  3,472  $  3,649  $  3,835  $  4,030
Corporate G&A Expenses        270      716     2,020     1,817     2,325     2,560     2,800     3,040     3,296     3,600
EBIT(/1/)                 $ 3,369  $ 5,557  $ 23,169  $ 26,726  $ 33,378  $ 41,499  $ 46,727  $ 53,435  $ 60,519  $ 66,403
EBIT Margin.............     14.9%     7.8%     11.5%     11.8%     11.5%     13.0%     13.5%     14.2%     14.8%     14.8%
Interest Income.........      819    1,280     2,431     4,254     2,405     1,726     3,085     3,987     5,384     6,996
Interest (Expense)......       --   (1,873)   (7,725)   (7,903)   (5,443)   (3,204)   (2,511)   (1,681)   (1,367)   (1,183)
Translation and Other
 Expense................       --       --        --     1,150       114        --        --        --        --        --
Write-off of acxquired
 technology.............       --   (3,500)       --        --        --        --        --        --        --        --
Restructuring Costs.....       --       --        --    (4,072)       --        --        --        --        --        --
                          -------  -------  --------  --------  --------  --------  --------  --------  --------  --------
 Total Other Income
  (Expense).............      819   (4,093)   (5,294)   (6,571)   (2,924)   (1,478)      574     2,306     4,017     5,813
                          -------  -------  --------  --------  --------  --------  --------  --------  --------  --------
Income Before Taxes &
 Minority Interest......    4,188    1,464    17,875    20,155    30,454    40,021    47,301    55,741    64,536    72,216
Provisions (Credit) for
 Income Taxes...........    1,674    1,900     6,535     8,155    11,237    15,392    18,211    21,464    24,849    29,722
Minority Interest
 Income.................       --       --        --         9        (5)      (44)       --        --        --        --
                          -------  -------  --------  --------  --------  --------  --------  --------  --------  --------
Net Income..............  $ 2,514  $  (436) $ 11,340  $ 12,009  $ 19,212  $ 24,585  $ 29,090  $ 34,277  $ 39,687  $ 42,495
                          =======  =======  ========  ========  ========  ========  ========  ========  ========  ========
Earnings Per Share......  $  0.33  $ (0.05) $   0.86  $   0.74  $   1.06  $   1.13  $   1.34  $   1.58  $   1.82  $   1.95
Shares Outstanding after
 option exercise........    7,694    8,542    13,232    16,124    18,166    21,747    21,747    21,747    21,747    21,747
Depreciation and
 Amortization...........      346    3,002     9,452    11,366    13,352    14,472    14,763    15,113    15,127    14,797
                          -------  -------  --------  --------  --------  --------  --------  --------  --------  --------
EBITDA(/2/).............  $ 3,715  $ 8,559  $ 32,621  $ 38,092  $ 46,730  $ 55,971  $ 61,490  $ 68,548  $ 75,646  $ 81,200
                          =======  =======  ========  ========  ========  ========  ========  ========  ========  ========
EBITDA Margin...........     16.5%    11.9%     16.1%     16.8%     16.1%     17.5%     17.7%     18.2%     18.5%     18.1%

-------
(/1/EBIT)represents earnings before interest and taxes and is derived from the statements of income.
(/2/EBITDA)represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA differently than the Company. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or as an alternative to net income as indicators of the Company's operating performance or any other measure of performance derived in accordance with generally accepted accounting principles.

                                           Actual                                         Projected
                         ---------------------------------------------  -------------------------------------------------
Balance Sheet Data        1995     1996     1997      1998      1999      2000      2001      2002      2003       2004
------------------       ------- -------- --------  --------  --------  --------  --------  --------  ---------  --------
CURRENT ASSETS
 Cash and Cash
  Equivalents........... $17,747 $ 45,476 $ 39,704  $ 62,957  $ 54,141  $ 60,644  $ 66,632  $ 91,821  $120 ,042  $152,301
 Accounts receivable,
  less allowances.......   5,482   17,265   47,210    54,718    64,606    66,552    65,620    68,007     72,401    79,361
 Inventories............   5,968   14,592   38,635    42,044    43,657    41,630    44,065    47,527     51,512    56,086
 Prepaid income taxes...     672    2,319    8,484    11,459    13,880    11,788    11,788    11,788     11,788    11,788
 Prepaid expenses &
  other current
  assets................     768    1,583    4,221     5,253     6,846     6,834     7,951     8,571      9,379    10,487
                         ------- -------- --------  --------  --------  --------  --------  --------  ---------  --------
                          30,637   81,235  138,254   176,431   183,130   187,448   196,056   227,714    265,122   310,023
                         ------- -------- --------  --------  --------  --------  --------  --------  ---------  --------
 Net PP&E...............   1,653    5,547   22,967    25,493    25,698    29,386    30,436    30,636     30,636    30,636
 Patents and Other
  Assets................     195    3,098    2,712    24,204    24,872    25,879    27,872    30,019     32,527    35,551
 Cost in Excess of Net
  Assets of Acq'd
  Cos...................     420   33,117  158,506   175,153   180,213   174,683   169,172   163,662    158,151   152,640
                         ------- -------- --------  --------  --------  --------  --------  --------  ---------  --------
   TOTAL ASSETS......... $32,905 $122,997 $322,439  $401,281  $413,913  $417,396  $423,536  $452,031  $ 486,436  $528,850
                         ======= ======== ========  ========  ========  ========  ========  ========  =========  ========
CURRENT LIABILITIES
 Current maturities of
  LT obligations........     --       --       --     52,569    22,127    17,757       980       980        980       980
 Borrowings under
  overdraft (N/P).......     --       --     2,465    11,255    31,101    28,638    22,974    17,574     12,375    12,174
 Accounts payable.......     432    4,282   12,596    16,384    18,286    17,346    17,534    17,934     18,534    19,134
 Accrued payroll and
  employee benefits.....     691    2,616    8,482     9,543       --        --        --        --         --        --
 Accrued income taxes...   1,665    2,775    6,097    11,545       --        --        --        --         --        --
 Accrued acquisition
  expenses..............      61    1,857    4,604     3,605       --        --        --        --         --        --
 Deferred revenue
  (Rev.) & other
  accrued expenses......     683    9,955   17,663    18,700    52,463    41,915    42,204    42,404     42,704    43,204
 Due to parent and
  affiliated
  companies.............     --       --    35,846     4,756     4,122     4,752     4,752     4,752      4,752     4,752
                         ------- -------- --------  --------  --------  --------  --------  --------  ---------  --------
                           3,532   21,485   87,753   128,356   128,099   110,408    88,444    83,644     79,345    80,244
 Deferred Income
  Taxes.................     227      196      139     1,679       (89)    1,687     1,687     1,687      1,687     1,687
 Minority Interest......     --       --       --        460        33        77        77        77         77        77
 Net Long-term
  obligations...........     --    50,000  100,204    60,180    18,452    12,981    11,996    11,016     10,036     9,056
                         ------- -------- --------  --------  --------  --------  --------  --------  ---------  --------
   TOTAL LIABILITIES....  $3,759 $ 71,681 $188,096  $190,676  $146,495  $125,153  $102,204  $ 96,424  $  91,145  $ 91,064
                         ======= ======== ========  ========  ========  ========  ========  ========  =========  ========
STOCKHOLDERS' EQUITY
 Common Stock...........      81       98      141       181       212       212       212       212        212       212
 Capital in excess of
  par...................  26,917   47,882  131,483   200,736   251,452   251,452   251,452   251,452    251,452   251,452
 Retained earnings......   2,143    1,707    9,633    20,595    39,807    63,478    92,567   126,842    166,526   209,021
 Treasury stock at cost      --       --       --    (10,064)  (10,067)  (10,067)  (10,067)  (10,067)   (10,067)  (10,067)
 Trans Adj. & Accum.
  other comp. items.....       5    1,629   (6,914)     (843)  (13,986)  (12,832)  (12,832)  (12,832)   (12,832)  (12,832)
                         ------- -------- --------  --------  --------  --------  --------  --------  ---------  --------
   Total Stockholders'
    equity..............  29,146   51,316  134,343   210,605   267,418   292,243   321,332   355,607    395,291  437, 786
                         ------- -------- --------  --------  --------  --------  --------  --------  ---------  --------
 TOTAL LIABILITIES &
  STOCKHOLDERS'
  EQUITY................ $32,905 $122,997 $322,439  $401,281  $413,913  $417,396  $423,536  $452,031  $ 486,436  $528,850
                         ======= ======== ========  ========  ========  ========  ========  ========  =========  ========

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   The Special Committee entered into a letter agreement with Tucker Anthony dated as of February 16, 2000 (the "Engagement Letter"), pursuant to which the Special Committee engaged Tucker Anthony to act as its financial advisor in connection with the Offer. Subject to the terms and conditions of the Engagement Letter, Tucker Anthony agreed to act as a financial advisor to the Special Committee and render an opinion to the Special Committee with regard to the fairness, from a financial point of view, to the Public Shareholders of the Offer Price. In connection with the Engagement Letter, the Company agreed to pay Tucker Anthony an aggregate fee of $195,000, $75,000 of which was paid upon the execution of the Engagement Letter and the balance of which was paid upon the delivery by Tucker Anthony of the fairness opinion. In addition, the Company has agreed to reimburse Tucker Anthony up to $15,000 for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Tucker Anthony against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

   The Special Committee also retained Goodwin, Procter & Hoar LLP to act as the legal advisor to the Special Committee in connection with the Offer.

   Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company's behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

   During the past 60 days no transaction in the Shares has been effected by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

   (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

   (b) Except as set forth in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

   (c) Except as set forth in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in this Item 7.

Item 8. Additional Information.

   The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

 Exhibit 1  Press release issued by Thermo Instrument on January 31, 2000
            (incorporated by reference to Exhibit 99 to the Current Report on Form 8-K of Thermo Instrument filed with the Commission on February
            1, 2000)

 Exhibit 2 Press release issued by the Company on January 31, 2000 (previously filed)

 Exhibit 3  Press release of Thermo Electron issued on March 6, 2000
            (incorporated by reference to Exhibit 12(a)(10) to the Purchaser's
            Schedule TO dated March 17, 2000)

 Exhibit 4  Press release of Thermo Instrument issued on March 17, 2000
            (incorporated by reference to Exhibit 12(a)(11) to the Purchaser's
            Schedule TO dated March 17, 2000)

 Exhibit 5  Press release issued by the Company on March 30, 2000

 Exhibit 6 Offer to Purchase by the Purchaser filed with the Commission on March 17, 2000 (incorporated by reference to Exhibit 12(a)(1) to the Purchaser's Schedule TO dated March 17, 2000)

 Exhibit 7  Letter to Stockholders dated March 30, 2000*

 Exhibit 8 Opinion of Tucker Anthony Cleary Gull (included as Schedule I to this Schedule 14D-9)*

 Exhibit 9 Form of Indemnification Agreement by and between the Company and directors of the Company (incorporated by reference to Exhibit
            10.10 of the Company's Registration Statement on Form S-1 (File No.
            333-08697))
 Exhibit 10 Form of Indemnification Agreement by and between the directors of the Company and Thermo Electron (incorporated by reference to Exhibit 10.1 of Thermo Electron's Registration Statement on Form S-
            4 (File No. 333-90661))

 Exhibit 11 Selected Sections of the Company's Proxy Statement Relating to its
            1999 Annual Meeting of Stockholders

--------
* Included in materials being distributed by the Company to shareholders of the Company.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2000

                                          Thermo BioAnalysis Corporation

                                               /s/ Arnold N. Weinberg
                                          By:__________________________________

                                          Name: Arnold N. Weinberg
                                          Title: Sole Member of the
                                               Special Committee of the
                                               Board of Directors

                                                                      Schedule 1

TUCKER ANTHONY CLEARY GULL

   March 28, 2000

   Special Committee of the Board of Directors
   Thermo BioAnalysis Corporation
   504 Airport Road
   Santa Fe, NM 87504-2108

   Gentlemen:

   We understand that BioAnalysis Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), has offered to purchase (the "Offer") all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Thermo BioAnalysis Corporation, a Delaware corporation (the "Company"), that Thermo Electron Corporation, a Delaware corporation ("Thermo Electron") and the majority owner of Thermo Instrument, and its affiliates, including Thermo Instrument, do not currently own. At the consummation of the Offer, each share of Common Stock validly tendered, other than shares held by dissenting shareholders, if any, will be converted into the right to receive $28.00 per share net in cash (the "Offer Price").

   You have requested our opinion (the "Opinion") as investment bankers as to whether the Offer Price to be received by the holders of Common Stock other than Thermo Electron and its affiliates, including Thermo Instrument and the officers and directors of the Company (the "Public Shareholders"), is fair from a financial point of view to the Public Shareholders.

   Tucker Anthony Cleary Gull ("Tucker Anthony"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. In the course of our ordinary business, we may trade the securities of either Thermo Instrument or the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In connection with the procedures outlined herein and in the preparation of this Opinion, Tucker Anthony was not authorized by the Company to solicit, nor have we solicited, third party indications of interest for the Company other than the Offer. Tucker Anthony will receive fees for the rendering of this Opinion and any subsequent opinions in connection with the Offer.

   In arriving at our Opinion, we have among other things:

  (i) Reviewed certain historical financial and other information concerning the Company for the five fiscal years ended December 31, 1999;

  (ii) Reviewed the Offer to Purchase by BioAnalysis Acquisition Inc., dated March 17, 2000;

  (iii) Held discussions with the senior management of the Company with respect to the Company's past and current financial performance, financial condition and future prospects;

  (iv) Reviewed certain internal financial data and other information of the Company, including financial projections prepared by management;

  (v) Reviewed historical trading activity and ownership data of the Common Stock and considered the prospects for dividends and price movement;


 ONE BEACON STREET BOSTON MA 02108 617-725-2200 BOSTON [ ] CHICAGO [ ] DENVER [
            ] MILWAUKEE [ ] NEW YORK [ ] PORLAND [ ] WASHINGTON D.C.

  (vi) Analyzed certain publicly available information of other companies that we deemed comparable or otherwise relevant to our inquiry, and compared the Company, from a financial point of view, with certain of these companies;

  (vii) Compared the Offer Price to be received by the Public Shareholders pursuant to the Offer with the consideration received by stockholders in other remaining minority interest, minority interest, and other merger and acquisition transactions of companies that we deemed comparable or otherwise relevant to our inquiry; and

  (viii) Conducted such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion.

   In our review, we have also taken into account an assessment of general economic, market and financial conditions and certain industry trends and related matters. In arriving at the Opinion, we have assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to us by the Company and have not attempted to verify any of such information. We have assumed that (i) the financial projections of the Company provided to us have been prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance and results and (ii) that such projections will be realized in the amounts and time periods currently estimated by management. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of the Company, nor did we verify any of the Company's books or records. Our Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

   This Opinion is being furnished for the use and benefit of the Special Committee of the Board of Directors of the Company and is not a recommendation to the Public Shareholders. Tucker Anthony has advised the Special Committee that it does not believe any person other than the Special Committee has the legal right to rely on the Opinion and, absent any controlling precedent, would resist any assertion otherwise.

   Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Offer Price to be received by the Public Shareholders pursuant to the Offer is fair to the Public Shareholders from a financial point of view.

   Very truly yours,

   /s/ Tucker Anthony Cleary Gull
   Tucker Anthony Cleary Gull